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                                                                      EXHIBIT 12

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                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                                                YEARS ENDED DECEMBER 31
                                            -------------------------------------------------------------
                                                 1991         1992         1993         1994         1995
                                            ---------    ---------    ---------    ---------    ---------
Consolidated Earnings:

   Pre-tax income from continuing
     operations (1)                         $ 119,647    $ 140,576    $ 137,151    $ 146,089    $ 161,231

   Add fixed charges computed below            23,544       22,425       23,879       37,982       33,121

   Net adjustments for equity companies          (439)        (454)        (363)        (134)      (4,320)

   Net adjustments for capitalized
     interest                                    (469)        (134)        (172)        (274)           -
                                            ---------    ---------    ---------    ---------    ---------
Consolidated Earnings Available for
   Fixed Charges                            $ 142,283    $ 162,413    $ 160,495    $ 183,663    $ 190,032
                                            =========    =========    =========    =========    =========
Consolidated Fixed Charges:

   Interest expense per financial
     statements (2)                         $  18,925    $  18,882    $  19,974    $  34,048    $  28,921

   Interest expense capitalized                   574          355          332          338          134

   Portion of rentals (1/3 ) representing
     an interest factor                         4,045        3,188        3,573        3,596        4,066

   Interest expense for equity companies
     whose debt is guaranteed (3)                   -            -            -            -            -
                                            ---------    ---------    ---------    ---------    ---------
Consolidated Fixed Charges                  $  23,544    $  22,425    $  23,879    $  37,982    $  33,121
                                            =========    =========    =========    =========    =========
Consolidated Ratio of Earnings to
   Fixed Charges                                 6.04         7.24         6.72         4.84         5.74
                                            =========    =========    =========    =========    =========
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(1)    1992 excludes the cumulative effect of change in accounting method for postretirement benefits other than pensions.

(2)    Includes amortization of debt discount and expense.

(3) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by Harsco during the five year period 1991 through 1995.